

February 4, 2015

Via E-mail
Mr. Thomas W. Bennet, Jr.
Chief Financial Officer
TRC Companies, Inc.
21 Griffin Road North
Windsor, Connecticut 06095

> **RE: TRC Companies, Inc.**
> **Form 10-K for the Year Ended June 30, 2014**
> **Filed September 10, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 22, 2014**
> **File No. 1-9947**

Dear Mr. Bennet:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 7

Compensation Discussion and Analysis, page 7

1.   Please state whether and, if so, how the Company considered the results of its most recent shareholder advisory vote on executive compensation as required by Item 402(b)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief